

Mail Stop 3561

November 21, 2007

Lonnie D. Schnell
Chief Financial Officer
Talon International, Inc.
21900 Burbank Blvd., Suite 270
Woodland Hills, CA 91367

> **Re:** **Talon International, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 10, 2007**
> **File No. 333-145344**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed April 13, 2007, as amended**
> **Form 10-Q for Quarterly Period Ended June 30, 2007**
> **Filed August 14, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2007**
> **Filed November 19, 2007**
> **File No. 1-13669**

Dear Mr. Schnell:

We have reviewed your letters dated October 30, 2007 and November 9, 2007 in response to our letter dated September 6, 2007 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2006

1. We reviewed the proposed amendment submitted under your letters dated October 30, 2007 and November 9, 2007 in response to our letter dated September 6, 2007. Please note that we will be unable to clear the annual report of comments until you address the comments below and file the amendment. Also, please address the comments below in the amendment as applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 20

Overview, page 20

2. We reviewed your response to comment two in our letter dated September
   6, 2007. It appears that your response is inconsistent with your present
   disclosure that you now operate with fewer employees and will have lower
   associated operating and distribution expenses. Considering your present
   disclosure, we still believe that you should include a discussion of the
   expected effects from fewer employees and other cost reductions resulting
   from your 2005 restructuring on future earnings and cash flows as
   discussed in the fifth paragraph of the interpretive response to the question
   in SAB Topic 5:P:4. This additional analysis should:
   - Quantify the expected effects of the restructuring and disclose the
     initial period in which those effects are expected to be realized;
   - Discuss whether the cost savings are expected to be offset by
     anticipated increases in other expenses or reduced revenues;
   - Clearly identify the income statement line items to be impacted (for
     example, cost of goods sold, selling expenses, general and
     administrative expenses, etc.); and
   - Discuss whether actual savings anticipated by the restructuring are
     being achieved as expected and, if not, the reasons for an outcome
     different from your initial expectations and the likely effects of the
     different outcome on future operating results and liquidity.

Application of Critical Accounting Policies and Estimates, page 29

3. We considered your response to comment six in our letter dated
   September 6, 2007 and we note the proposed revisions to your disclosure
   regarding bad debt and inventory reserves. We agree that your financial
   statements and discussion of financial condition and results of operations
   contain disclosures regarding the restructuring plan, accounts and notes
   receivable, assets held for sale, idle and impaired and inventory reserves
   and the impact of these items on your operating performance. However,
   the disclosure in this section should provide greater insight into the quality
   and variability of information regarding financial condition and operating
   performance. To achieve this objective, the discussion should describe the
   material implications of *uncertainties* associated with the methods,
   assumptions and estimates underlying your critical accounting
   measurements that have had or that you reasonably expect will have a
   material impact on financial condition and operating performance and on
   the comparability of reported information among periods. Also, the

Lonnie D. Schnell
Chief Financial Officer
Talon International, Inc.
November 21, 2007
Page 3

> discussion should address, to the extent material, such factors as how
> accurate the estimates/assumptions have been in the past, how much the
> estimates/assumptions have changed in the past and whether the
> estimates/assumptions are reasonably likely to change in the future.
> Therefore, we would expect you to provide quantitative as well as
> qualitative disclosure when quantitative information is reasonably
> available for each of the critical accounting estimates you identify in order
> to achieve the disclosure objective. Also, since critical accounting
> estimates and assumptions are based on matters that are highly uncertain,
> you should analyze and disclose their specific sensitivity to change, based
> on other outcomes that are reasonably likely to occur and would have a
> material effect. For example, if a reasonably likely change in the
> assumptions used in estimating cash flows expected to result from the use
> and eventual disposition of long-lived assets would have a material effect
> on your financial condition or operating performance, the impact that
> could result given the range of reasonably likely outcomes should be
> disclosed and quantified. Please refer to Item 303(a)(3)(ii) of Regulation
> S-K as well as the Commission's Guidance Regarding Management's
> Discussion and Analysis of Financial Condition and Results of Operations,
> SEC Release No. 33-8350, issued December 19, 2003 and available on our
> website at www.sec.gov.

Item 8. Financial Statements and Supplementary Data, page 33

Consolidated Statements of Operations, page 37

4. We reviewed your response to comment eight in our letter dated
    September 6, 2007 and the proposed revisions to disclosure regarding your
    allowance for doubtful accounts. Given the materiality of bad debt
    expense to fiscal 2004 and 2005 operating results, it appears that you
    should separately disclose bad debt expense for each of the years
    presented on the face of the statements of operations. Refer to paragraph
    (b)5 of Rule 5-03 of Regulation S-X. Please revise or advise as
    appropriate.

5. We reviewed your response to comment nine in our letter dated September
    6, 2007 and the proposed revisions to your disclosure. You state that the
    disclosures in the proposed amendment have been updated to reflect the
    reclassification of amortized discounts and deferred financing costs.
    Although we note the revision to your income statement, it does not
    appear you disclosed the reclassification in the notes to the financial
    statements. Please do so.

Consolidated Statements of Cash Flows, page 39

6. We note your response to comment 10 in our letter dated September 6,
    2007 and your proposed revision to the non-cash increase in the inventory
    valuation reserve for 2004. We also reviewed the proposed revisions to
    Schedule II in response to comments three and 24 in our letter dated
    September 6, 2007. It is still unclear to us why it is appropriate to offset
    deductions in your allowance for doubtful accounts and reserve for
    obsolescence resulting from recoveries and write-offs in the "increase
    (decrease) in allowance for doubtful accounts" and "increase (decrease) in
    inventory valuation reserve" line items since these line items should
    represent non-cash charges and credits reflected in operating results.
    Please advise.

7. We note your response to comment 29 in our letter September 6, 2007 and
    the proposed revision to disclose the conversion of trade accounts payable
    and accrued legal costs to notes payable in the supplemental disclosure of
    non-cash financing activities. Please tell us how you classify principal
    payments on the related notes payable in the statements and why your
    classification complies with the provisions in SFAS 95. It appears that
    principal payments should be classified in cash flows from operating
    activities. Refer to paragraph 23.a. of SFAS 95. Also, refer to the
    comment below regarding the correction in the classification of note
    receivable collections.

8. We note your response to comment 11 in our letter dated September 6,
    2007 and the correction of the classification of note receivable collections
    as cash flows from operating activities as opposed to financing activities.
    It is unclear to us why the correction in the classification of cash flows is
    not treated as a correction of an error in accordance with SFAS 154.
    Please provide us with your materiality assessment of the quantitative and
    qualitative factors that support your determination that a restatement is not
    required. Refer to SAB Topics 1:M and 1:N. If you determine that you
    should restate cash flows in response to our comments, please address the
    following items:
    - Compliance with Item 4.02(a) of Form 8-K;
    - Compliance with the disclosure requirements of SFAS 154 and
      staff practice requiring that restated amounts be clearly labeled as
      restated;
    - Inclusion of an explanatory paragraph in the reissued audit
      opinion;
    - Updated disclosures throughout the document, including Items 7
      and 9A; and

- Updated certifications.

9. Reference is made to the above comment and the proposed revision to your disclosure in the operating activities section under the liquidity and capital resources heading in management's discussion and analysis that note receivable collections do not reflect cash flows from current operating activity and your disclosure of cash provided from operations without the cash inflow from note receivable collections. Given that cash inflows from the note receivable are included in operating cash flows, please tell us the purpose of this disclosure. Also, please note that disclosure of cash provided by operations without cash inflows from note receivable collections is a non-GAAP financial measure and that you are required to comply with the disclosure requirements of Item 10(e) of Regulation S-K. Please disclose the reasons why management believes the presentation of the non-GAAP financial measure provides useful information to investors and the additional purposes, if any, for which management uses the measure.

Note 13 – Commitments and Contingencies, page 62

10. We note your response to comment 20 in our letter dated September 6, 2007. You indicate that you will disclose in the amended filing that an estimate of the possible loss or range of loss cannot be made with respect to the Mexican federal tax authority claim. Yet, there is no disclosure in the draft of the amendment provided with your response. Please revise.

Note 14 – Geographic Information, page 65

11. We note your response to comment 21 in our letter dated September 6, 2007 and the proposed revision to your disclosure. Please include a discussion and analysis of revenue from each product class and related trends in management's discussion and analysis of financial condition and results of operations.

Note 17 – Quarterly Results, page 67

12. We note your response to comment 22 in our letter dated September 6, 2007 and the proposed revision to your disclosure. Please revise your footnote disclosure to describe unusual or infrequently occurring items recognized in each quarter as well as the aggregate effect and nature of year-end or other adjustments which are material to the results of the fourth quarter of each year. Refer to Item 302(a)(3) of regulation S-X.

Schedule II - Valuation and Qualifying Accounts and Reserves, page 72

13. We reviewed the proposed revisions to Schedule II as presented in your responses to comments three and 24 in our letter dated September 6, 2007. Please disclose direct write-offs of inventory not reflected in the additions to the reserve for obsolescence in note (1) for each year presented. Also, please explain to us why reversals of prior period provisions, as disclosed in note (2), are reflected in the deduction column as opposed to the additions column which should represent amounts charged to income.

Form 10-Q for Quarterly Period Ended June 30, 2007

14. Please address the comments above as applicable.

Item 1. Financial Statements, page 3

Consolidated Statement of Cash Flows, page 5

15. We reviewed your response to comment 28 in our letter dated September 6, 2007. Given the information in your response regarding the nature of the restricted cash deposit, it is unclear to us how you conclude that the investment account could have been reported as a cash equivalent and the basis in GAAP that supports a classification other than restricted cash. Refer to paragraph 6 of Section A, Chapter 3 of ARB 43 and Rule 5-02.1 of Regulation S-X. Please cite the authoritative literature that supports your position. Otherwise, we believe that the deposit should not be included in cash and cash equivalents in the statements of cash flows and that you should restate your statements of cash flows accordingly. If you determine that you should restate cash flows in response to our comment, tell us your basis for the classification of restricted cash as either an investing or operating activity.

Item 4. Controls and Procedures, page 30

16. In your response to comment 31 in our letter dated September 6, 2007 you reference significant changes (emphasis added) in your internal controls over financial reporting. Please confirm to us, if true, that there were no changes (emphasis added) in internal controls that occurred during the quarters ended March 31, 2007 and June 30, 2007 that have materially affected or are reasonable likely to materially affect, your internal control over financial reporting. In future filings, please disclose any change (emphasis added) in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your

> internal control over financial reporting. Refer to Item 308(c) of
> Regulation S-K.

Form 10-Q for Quarterly Period Ended September 30, 2007

17. Please address the comments above as applicable.

Item I. Financial Statements, page 3

Note 7. Debt Facility, page 12

18. Please tell us why the warrants issued in connection with the revolving
    credit and term loan agreement are properly classified as equity
    instruments. Please address the requirements of paragraphs 12-32 of EITF
    00-19 in your response. In addition, in future filings, please disclose
    whether the warrants contain any provision that could require net-cash
    settlement.

Note 13. Subsequent Events, page 18

19. Please tell us why you believe the equity instruments issued and re-priced
    in connection with the modification of the debt facility are within the
    scope of SFAS 123(R), and why it is appropriate to charge the fair value
    of the common stock and the difference in the fair value of the warrants to
    expense. Please also tell us what consideration you gave to the guidance
    in EITF 96-19 in determining your accounting treatment. In addition,
    please tell us how you intend to account for the equity instruments to be
    issued and re-priced if you complete an equity offering and the basis in
    GAAP for your expected accounting treatment.

* * * * *

As appropriate, please amend your filings in response to these comments.
You may wish to provide us with marked copies of the amendments to expedite
our review. Please furnish a cover letter with your amendments that keys your
responses to our comments and provides any requested information. Detailed
cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendments and responses to our
comments.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or
William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have
questions regarding comments on the financial statements and related matters.

Please contact Anita Karu, Attorney-Adviser, at (202) 551-3240, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John McIlvery, Esq.
        Stubbs Alderton & Markiles, LLP
        Fax: (818) 444-6302